Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

June 7, 2010

Maryse Mills-Apenteng

Special Counsel

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

China Multimedia, Inc.

Preliminary Information Statement on Schedule 14C

Filed May 26, 2010

File Number: 000-52388

Dear Ms. Mills-Apenteng:

On behalf of China Multimedia, Inc., a Nevada corporation (the “Company”), enclosed please find our responses to your comment letter of June 3, 2010.

Statements Regarding Forward Looking Information, page 4

1.

As a penny stock issuer, you are not entitled to rely upon the safe harbors provided by the Litigation Reform Act. Refer to Section 21E(b)(1)(C) of the Securities Exchange Act of 1934. Please remove your reference to the safe harbor and the Litigation Reform Act.

RESPONSE:

     In response to comment 1, we have removed the reference to the safe harbor and the Litigation Reform Act in our revised Preliminary Information Statement that we filed with the SEC.

Amendment to Articles of Incorporation to Increase Number of Authorized Shares of Common Stock, page 7

2.

Please revise your filing to indicate whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common for any purpose, including future acquisitions and/or financings. If so, please revise your disclosure to include materially complete descriptions of the future acquisitions and financing transactions. If not, please clearly state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

RESPONSE:

In response to comment 2, we have revised our disclosures to include the following information in our revised Preliminary Information Statement that we filed with the SEC:

“The Board of Directors and the consenting majority shareholder believe that the Amendment is in the best interests of the Company and its stockholders, as it will provide the Company with additional shares of available common stock which may be utilized in pursuing potential future business transactions.  At this time, the Company does not have any plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares of common stock that are being created as a result of the Amendment.  In the event that the Company was to pursue a business transaction that involved the issuance of additional shares of its common stock, this would dilute the holdings of current shareholders of the Company.”

3.

Please refer to the Securities Exchange Act Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares of common stock. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction by, for example, diluting the stock ownership of persons seeking control of the company.

RESPONSE:

In response to comment 3, we have revised our disclosures to include the following information in our revised Preliminary Information Statement that we filed with the SEC:

“Furthermore, the Amendment could have an anti-takeover effect because additional authorized shares could be issued (within the limits imposed by applicable law) in one or more transactions that could make more difficult a change in control or takeover of the Company.   For example, the Company’s management could utilize the additional shares of authorized common stock to frustrate a third-party transaction by diluting the stock ownership of persons seeking control of the Company.  Our Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company; the Amendment was not enacted with the intent that they be utilized as a type of anti-takeover device.”

Attached to this correspondence, please find: 1) a redlined version of the revised 14C Information Statement that was filed with the SEC; and 2) an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this process.  Please feel free to contact us with any questions that you have.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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